Agreement on

IOPV Calculation

the (“Agreement”)

dated 12 February 2020

between

Solactive AG

Platz der Einheit 1

60327 Frankfurt am Main

Germany

- hereinafter referred to as "Solactive" -

and

Esoterica Capital LLC

135 W 52nd St, 16C

NYC, NY, 10019

United States of America

- hereinafter referred to as "Partner" -

jointly referred to hereinafter as "Parties" -

Content

Preamble	3
§ 1 IOPV Calculation	4
§2 Dissemination of IOPVs	4
§ 3 Rights in IOPV and IOPV Prices	5
§ 4 Utilisation Right	5
§ 5 Obligations of Parties regarding calculated IOPVs	5
§ 6 Issuer's Statement	6
§ 7 Trade Mark Rights	6
§ 8 Liability of the Parties	7
§ 9 Limitation of Liability	7
§ 10 Remuneration	8
§ 11 Taxes	8
§ 12 Term of Agreement	8
§ 13 Termination of Agreement	9
§ 14 Transfer of Solactive’ Rights and Obligations to a Third Party	10
§ 15 Transfer of Duties to Third Parties	10
§ 16 Confidentiality	10
§ 17 Contact	11
§ 18 Final Provisions	12
Addendum 1 List of IOPVs covered by this contract	13
Addendum 2 IOPV specifications	13
Addendum 3 Trade Marks of Partner	13
Addendum 4 Remuneration	13
Addendum 5 Invoices	13

Preamble

Solactive shall calculate and disseminate various Indicative Optimized Portfolio Value (hereinafter each an "IOPV" and together, the "IOPVs") whereby Solactive shall closely collaborate with the Partner. In so doing Solactive may be supported by third parties. The IOPV shall be calculated in realtime every 15 seconds based on the last traded price of a portfolio component and including certain cash components. The Parties agree that Solactive shall calculate and disseminate the IOPVs; however, any special rights in the IOPVs shall remain with the Partner. Should this Agreement be terminated at any time after the date of this Agreement, the Partner shall continue to be entitled to use the IOPV data (the “IOPV Data”) after the termination of this Agreement.

Therefore, the Parties enter into the following Agreement:

§ 1 IOPV Calculation

1.	Subject to the provisions of this Agreement Solactive will continually calculate the IOPVs set out in Addendum 1 and will continually maintain and disseminate them.

2.	Solactive shall use its best endeavours to ensure that the IOPVs are calculated and maintained correctly.

3.	Details including but not limited to calculation and maintenance of the IOPVs shall be stipulated in the respective calculation guidelines (the “Calculation Guidelines”) agreed upon between the Parties. For this purpose the Partner shall provide the necessary Calculation Guidelines pursuant to Addendum 2.

4.	The scope of the services provided by Solactive includes the continuous calculation and maintenance of the IOPVs in accordance with the Calculation Guidelines. Setting up the IOPV includes establishing the tickers, daily parameters, exchange rates, calculation days, calculation term etc., in connection with the IOPVs. Maintaining the IOPVs includes but is not limited to necessary daily upload of the portfolio files provided by the Partner on an FTP server specified by Solactive.

5.	Solactive shall use the criteria calculating the IOPVs as specified in Addendum 2.

§2 Dissemination of IOPVs

1.	Solactive is entitled to include and distribute the IOPVs in a market data dissemination. Dissemination of the IOPVs comprises the realtime prices of the IOPV (hereinafter "IOPV Prices"). Solactive shall stipulate the technical format of dissemination and may modify this as required at its own discretion without prior coordination with the Partner.

2.	To the extent that IOPVs and the IOPV Prices of the Partner which have been disseminated via price marketing activities are used by the contractual partners to the Market Price Dissemination Agreements or third parties in breach of the provisions of the Price Marketing Agreement for Vendors and Re-vendors this shall not give rise to any claims on the part of the Partner against Solactive. If Solactive becomes aware of any abuse it will however use its best endeavours to prohibit and terminate or procure to terminate this abuse as soon as possible.

3.	Any revenue obtained from the market price dissemination of the IOPV and the IOPV Prices shall inure solely to Solactive.

4.	Solactive is not required to oblige vendors and re-vendors to indicate the Partner as a source when it presents the Partner's IOPV Prices. Instead Solactive may require vendors and re-vendors to display "Source: Solactive AG" as the general source.

§ 3 Rights in IOPV and IOPV Prices

1.	Solactive hereby exclusively transfers to the Partner any special rights in the IOPVs and the IOPV Prices – in as far as such rights do not belong to third parties, the Partner or affiliates of the Partner. However, Solactive may use the IOPV and the IOPV Prices free of charge to the extent necessary to fulfil its obligations and exercise its rights under this Agreement only.

2.	The Partner may disseminate IOPVs and IOPV Prices itself or disseminate public information provided to it by Solactive internally or externally or grant third parties access to such information. The Partner shall not disseminate the information referred to in this subparagraph to any third party, in case the Partner is aware of any such third party being a vendor or re-vendor at the time of dissemination.

3.	At the request of Solactive the Partner shall provide evidence that the afore-mentioned obligations have been fulfilled.

§ 4 Utilisation Right

1.	The Partner hereby grants Solactive for the term of this Agreement the non-exclusive and non-transferable right, unrestricted in content, to publish the IOPVs calculated by it and listed in Addendum 1 and use them for its own advertising purposes.

2.	Solactive shall maintain the IOPVs in accordance with the Calculation Guidelines.

§ 5 Obligations of Parties regarding calculated IOPVs

1.	The Partner will provide on a daily basis the portfolio files of each ETF on which the IOPV calculation shall be based on. The portfolio file will be provided in a file format as agreed between the Parties. The portfolio files will be provided to an FTP server specified by Solactive.

2.	As far as is possible and can reasonably be expected each Party shall provide the other on request with all information available to it on the IOPVs. In particular it does not include information and data which are classified as operating or business secrets of the Parties or for which one Party is obliged to observe confidentiality for other reasons.

3.	The calculations of the IOPVs are generated automatically and only monitored by an employee of Solactive during the trading hours of the Stuttgart Stock Exchange (Baden-Württembergische Wertpapierbörse), however at most between 09:00 a.m. to 8:00 p.m. CET. At all other times the calculations are generated automatically without being monitored by a Solactive employee.

4.	If Solactive notices that it has made an error in calculating the IOPV it shall notify the Partner without undue delay through the usual information channels and, as far as necessary, shall notify the Partner without undue delay of any necessary corrections.

5.	If agreed by the Parties, the Partner shall provide the criteria and data (the "Data") reasonably required by Solactive for calculating the IOPVs pursuant to Addendum 2 on an ongoing basis. In relation to the Data, the Partner shall be responsible for the completeness, correctness and sufficiency of the Data to effectively allow Solactive to perform the obligations created under this Agreement.

6.	During the term of the Agreement the Partner may make suggestions for changing the criteria for compiling and calculating the IOPVs or including additional Calculation specifications. Solactive shall examine the feasibility of the proposals and take a decision on an implementation. In case of the implementation Addendum 2 of the IOPV concerned will be updated. If the changes have an effect on the calculation, maintenance or dissemination of the IOPVs and if this increases Solactive’s work Solactive may increase the remuneration, upon Solactive providing written and convincing evidence of such increased work to the Partner. If Solactive proposes to increase the remuneration it shall notify the Partner in writing with 30 calendar days' prior notice. The remuneration shall not be increased without the prior written consent of the Partner.

§ 6 Issuer's Statement

The Partner shall indicate clearly that the IOPV is calculated by Solactive. It shall therefore include the following text on its website and in its marketing material: "The IOPV is calculated by Solactive AG.”

§ 7 Trade Mark Rights

1.	The Partner warrants that it is the owner of the trade marks specified in Addendum 3 or that it is granted sufficient rights of use in the trade marks to implement this Agreement including the right to grant rights to Solactive as provided for in this Agreement.

2.	The Partner hereby grants Solactive for the term of the Agreement the non-exclusive and non-transferable right, unrestricted in content, to use the trade marks listed in Addendum 3 subject to the provisions of this Agreement and to extend necessary to fulfil its obligations under this Agreement.

3.	Solactive agrees only to use the trade marks listed in Addendum 3 in their registered form.

4.	The Partner shall indemnify Solactive for any claims which may be filed against Solactive by third parties with regard to use of the trade marks listed in Addendum 3 in as far as these are used by Solactive in accordance with the provisions of this Agreement and to the extend necessary to fulfil its obligations under this Agreement.

§ 8 Liability of the Parties

1.	Solactive shall be obliged to fulfil its contractual obligations assumed hereunder, in particular the calculation of the IOPVs, with the care of a prudent businessman. Solactive shall only be liable for direct losses particularly those arising from incorrect calculation of the IOPVs as provided for under § 9.

2.	The Partner shall be obliged to ensure and hereby warrants by means of an independent guarantee (selbstständiges Garantieversprechen) that: (i) the acceptance, utilisation and processing of the Data (as defined in §5 (5)) provided by the Partner to Solactive in accordance with this Agreement; and that (ii) the publication of the processed Data and IOPVs based on the processed Data does and will not infringe or otherwise breach third party rights of any kind. The Partner shall indemnify Solactive from any direct or indirect claims potentially raised against Solactive in that context.

§ 9 Limitation of Liability

1.	Solactive has unlimited liability for losses incurred by the Partner caused by intent. Solactive’s liability for losses of the Partner caused by gross negligence shall be limited to 50% of the remuneration already paid over the previous six months for the IOPV which has given rise to the respective loss for each loss occurrence and to 50% of the remuneration already paid over the previous 12 months for the IOPV which has given rise to the respective loss for all loss occurrences on aggregate per calendar year. Solactive’s liability for losses of the Partner caused by negligence or simple negligence shall be limited to 25% of the remuneration already paid over the previous six months for the IOPV which has given rise to the respective loss for each loss occurrence and to 25% of the remuneration already paid over the previous 12 months for the IOPV which has given rise to the respective loss for all loss occurrences on aggregate per calendar year.

2.	The Partner's claims for compensation shall fall under the statute of limitations after two years except in the case of liability owing to intent or gross negligence. The limitation period shall begin at the end of the year in which the claim arose and the Partner gains knowledge of the circumstances giving rise to the claim and the identity of the debtor or would have gained knowledge thereof had it not been committing gross negligence.

3.	Solactive shall not be liable for losses incurred owing to force majeure, unrest, war and natural occurrences or other events for which it is not responsible (e.g. strikes, lock-outs, disruption to transport, orders issued by domestic and foreign authorities not caused by culpable conduct) or disruptions to technical installations such as the IT system which have not been caused by culpable conduct. Force majeure shall also include computer viruses or attacks on IT systems by hackers provided that suitable precautionary measures have been taken and Solactive did not act in a culpable manner in making the virus or hacker attack possible.

4.	Solactive does not accept liability for losses of any type whatsoever caused to the Partner or third parties in connection with the issue, marketing, quoting, trade or advertising of the ETFs issued by the Partner. The Partner indemnifies Solactive in this respect for any third-party claims provided that Solactive did not cause these intentionally or by way of gross negligence.

§ 10 Remuneration

1.	The Partner shall pay remuneration in return for calculation, maintenance and dissemination of the IOPVs in accordance with the remuneration schedule set out in Addendum 4 plus value-added tax at the applicable statutory rate as provided for in § 11 below.

2.	In case of inflation in Europe, the fix remuneration will be adjusted annually depending on the 12 months average performance of the Harmonized Index of Consumer Prices (HICP) - All items of the Euro area, published by Eurostat on a monthly basis on their website: http://epp.eurostat.ec.europa.eu/portal/page/portal/hicp/data/main_tables. The relevant month will be November which is published by Eurostat in December of each year.

3.	Solactive shall issue an invoice annually in advance. All invoices shall be due immediately. If the Partner has not rendered payment within 30 calendar days of receiving the invoice, default interest of four percentage points per annum above the respective base interest rate shall be due calculated as of delivery of the invoice. This shall have no effect on Solactive’s right to reimbursement of any default loss over and above this.

4.	The Parties agree that there shall be no entitlement to remuneration over and above that set out in Addendum 4 or to reimbursement of expenses or costs.

§ 11 Taxes

1.	The Partner shall pay any applicable value-added, sales, goods and services or similar taxes that Solactive might be required to charge and remit. The Partner shall not be responsible for taxes payable by Solactive, if and to the extent that tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by Solactive.

2.	The Partner shall make all payments to be made by it without deduction of any taxes, unless a tax deduction is required by law. If a tax deduction is required by law to be made by the Partner, the amount of the payment due from the Partner shall be increased to an amount which (after making any tax deduction) leaves an amount equal to the payment which would have been due if no tax deduction had been required.

3.	The Parties will reasonably cooperate with each other to determine and minimize their respective tax liabilities. Solactive will cooperate with the Partner’s reasonable requests for tax-related information and documents.

§ 12 Term of Agreement

1.	This Agreement takes effect when it has been signed by both Parties.

2.	This Agreement is concluded for an indefinite term.

§ 13 Termination of Agreement

1.	This Agreement may be terminated by either Party with a notice period of 180 calendar days to the end of the calendar quarter, however no less than two years after conclusion of this Agreement.

2.	The Parties are also entitled to terminate parts of the Agreement with a notice period of 180 calendar days to the end of the calendar quarter thereby terminating calculation of individual IOPVs specified in Addendum 1, however no less than two years after the calculation start date of the relevant IOPV. In the event of partial termination of this type the remuneration due shall be reduced in accordance with Addendum 4 to this Agreement.

3.	Each party may also terminate this Agreement without notice for good cause. Good cause shall be deemed present, in particular, if the other party to the Agreement is in breach of material contractual obligations and if such party does not put an end to the breach within a reasonable deadline set in writing despite a formal warning. Inter alia there is a breach of material contractual obligations if a third party asserts a right with regard to a trade mark which falls under the subject of the Agreement. The Partner shall report this to Solactive unrequested.

4.	Instead of terminating the entire Agreement for good cause the Parties may also prohibit the calculation of individual IOPVs by way of termination in respect of one or more IOPVs only, allowing the rest of the Agreement to continue to apply.

5.	Solactive has a special termination right allowing it to terminate this Agreement in whole or in part with a notice period of 90 calendar days if the costs in one calendar quarter to Solactive for necessary use of the Data in connection with calculation of an IOPV increase to such an extent that they exceed the remuneration received by Solactive pursuant to § 10 in the same period for this IOPV. Solactive shall only be entitled to termination of this Agreement in accordance with this subparagraph, in case Solactive has provided the Partner with sufficient proof of such increased costs and the Partner has been offered the option to increase the remuneration, taking into account such increased costs. Should the Partner offer to increase the remuneration in accordance with this subparagraph, Solactive shall not be entitled to use this special termination right.

6.	Any termination declarations associated with this Agreement shall be made in writing.

7.	Following any termination of this Agreement in accordance with this § 12, Solactive shall cease the calculation of the IOPVs and IOPV Prices and Dissemination immediately. Upon request from the Partner, Solactive shall transfer all IOPV Data and all rights relating thereto to the Partner (whether such rights be intellectual property rights or otherwise).

§ 14 Transfer of Solactive’s Rights and Obligations to a Third Party

Solactive may request the Partner to consent to this Agreement being transferred to a third-party, in which case such consent shall not unreasonably be withheld by the Partner. This shall not apply if there are cogent reasons associated with the identity of the third party which preclude such consent and if such reasons make it unreasonable to expect the Partner to consent to such third parties assuming this Agreement, even if the interests of Solactive are taken into account.

§ 15 Transfer of Duties to Third Parties

Solactive may use third parties as vicarious agents.

§ 16 Confidentiality

1.	The Parties shall use all matters, facts and information concerning the Parties in connection with this Agreement (hereinafter "Confidential Information") solely for the purposes described in this Agreement and shall treat such Confidential Information confidentially unless they are required to disclose it by any applicable statute, law, regulation or written and legally enforceable policy or by legal process or an order or requirement of a court of competent jurisdiction or government department or agency. This applies in particular to the amount of remuneration due under this Agreement and to the content of this Agreement. The Parties shall impose this confidentiality obligation on any vicarious agents, members of corporate bodies, employees or advisers who are given access to the Confidential Information. In so doing, the Parties shall ensure, to the extent admissible under employment law, that the confidentiality obligation imposed on the employees shall continue to apply in the event that employees leave the services of a Party under obligation during the term of this confidentiality obligation. If Confidential Information is disclosed to third parties the other party shall be informed in writing without undue delay.

2.	These confidentiality obligations shall apply for the term of this Agreement and for a five-year period after it has ended or after complete fulfilment.

3.	This confidentiality obligation shall not apply to such information which can be proved to have been

a)	known to the recipient prior to communication,

b)	publicly known at the time of communication,

c)	publicly known after its communication without the recipient being responsible for this,

d)	made available to the recipient by a third party by lawful means after communication and without restriction with respect to confidentiality or use,

e)	developed by the recipient independently prior to communication.

§ 17 Contact

Unless otherwise agreed in writing all communications or other notifications under this Agreement shall be addressed as follows:

Solactive:

Solactive AG

Platz der Einheit 1

60327 Frankfurt am Main

Germany

Attn.:	Legal Department
Telephone:	+49 69 719 160 393
Fax:	+49 69 719 160 25
E-Mail:	legal@solactive.com

Partner:

Esoterica Capital LLC

135 W 52nd St, 16C

NYC, NY, 10019

United States of America

Attn.:	Qindong (Bruce) Liu
Telephone:	1-860-543-3942
Fax:	N/A
E-Mail:	bruce.liu@esotericacap.com

§ 18 Final Provisions

1.	The place of performance and fulfilment is the registered office of Solactive.

2.	This Agreement shall be subject to the laws of the Federal Republic of Germany. The sole place of jurisdiction shall be Frankfurt am Main.

3.	Amendments to the Agreement and collateral agreements require the consent of both Parties and must be in writing to be valid. This also applies to any agreement waiving or restricting the written form requirement pursuant to sentence 1. No oral collateral agreements have been made.

4.	If an individual provision of this Agreement should be or become invalid this shall not affect the validity of the other provisions. The invalid provision shall be replaced by a valid provision which as far as possible shall reflect the economic intent of the invalid provision. The same shall apply if this Agreement contains a lacuna. This shall be remedied by a clause which reflects the original intention of the Parties or what they would have intended had they been aware of the lacuna.

5.	The appendices named in this Agreement constitute an integral part of it.

Addendum 1: List of IOPVs covered by this Agreement

Addendum 2: Calculation Guidelines

Addendum 3: Trade Marks of Partner

Addendum 4: Remuneration

Addendum 5: Invoices

Frankfurt am Main,	New York,

/s/Timo Pfeiffer /s/ Christian Vollmuth	/s/ Qindong (Bruce) Liu
Solactive AG	Esoterica Capital LLC
Timo Pfeiffer, Chief Markets Officer
Christian Vollmuth, Chief Risk Officer

Addendum 1 List of IOPVs covered by this Agreement

NAME	IOPV Currency	ETF Ticker	Primary Exchange	Listing Date
Esoterica NextG Economy ETF	USD	WUGI	CBOE	12 March 2020

Addendum 2 Calculation Guidelines

As specified in the guidelines to the calculation.

Addendum 3 Trade Marks of Partner

No.:	Trade Marks	Trade Mark owner:
1	Esoterica NextG Economy	Esoterica Capital LLC

Addendum 4 Remuneration

The agreed fixed remuneration will be charged annually in advance. In case a security has not been outstanding over an entire month, the remuneration is reduced respectively.

Financial instrument name

(IOPV calculation)	Remuneration per annum
Esoterica NextG Economy ETF	3,000 USD per annum

Addendum 5 Invoices

Solactive shall issue invoices to the Partner.